Exhibit 99.1

Foresight: Eye-Net to Start Pilot Project With V-tron for European Fleets

V-tron will evaluate the Eye-Net™ Protect solution for possible integration into its onboard units and application services

Ness Ziona, Israel – July 1st, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will collaborate on a pilot project with V-tron B.V., an innovative Dutch company developing telematics products and road safety applications for aftermarket use in European fleets and lease cars.

V-tron will evaluate the Eye-Net™ Protect solution for possible integration into its onboard units and application services in order to enhance the value of its innovations offering and prevent accidents by connecting road users and alerting about potential collisions in real time.

“We are excited to announce another pilot project for Eye-Net, this time from an automotive-related company seeking to enhance its existing Advanced Driver Assistance Systems (ADAS) and related safety applications with our cellular-based accident prevention solution,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “The project with V-tron will allow us to expand our activities in the European market, a dominant commercial hub for all the verticals in which Eye-Net is active. We believe that the focus on the European market will help achieve the required critical mass of Eye-Net Protect users that could potentially increase the chances of preventing road accidents and saving lives. This pilot project is Eye-Net’s third undertaking in the European market, following technological demonstrations to a European cellular provider and a partnership with Wunder Mobility to offer Eye-Net Protect to micro-mobility and electric vehicle (EV) operators on the Wunder Marketplace,” Elbaz concluded.

Eye-Net™ Protect is an intuitive and easy-to-use mobile application that provides real-time pre-collision alerts to drivers and vulnerable road users. The Eye-Net™ solution suite enhances road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About V-tron

V-tron is an innovative company that develops and markets applications based on telemetry technology. Its best-known current application is Tracking & Tracing, deployed in taxis and lease cars. Using this technology, V-tron provides organizations with insight into such relevant data as the use, consumption and location of cars and equipment. Current customers include leasing companies, lessors of work equipment and insurance companies. V-tron is a fast-growing enterprise that values superior quality, innovation and excellent customer relationships.

For more information about V-tron, visit www.v-tron.nl

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the pilot project and the potential for V-Tron to integrate the Eye-Net™ Protect solution into its onboard units and application services and the belief that the focus on the European market will help achieve the required critical mass of Eye-Net Protect users. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654